APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Tallgrass Pictures/Studio710

Profit and Loss
January - December 2019

	TOTAL
Income	
Film + Photo Production	29,490.00
Crew	8,471.88
Editorial & Finishing	31,347.50
Reimbursed Expenses	11,532.07
Total Film + Photo Production	**80,841.45**
Studio Rental/Catering Income	68,548.70
Equipment Rentals	12,186.35
QuickBooks Payments Sales	1,147.00
Services	84,821.16
Studio Rental	44,700.26
Total Studio Rental/Catering Income	**211,403.47**
Unapplied Cash Payment Income	0.00
Used Equipment Sales	1,877.87
Total Income	**$294,122.79**
GROSS PROFIT	**$294,122.79**
Expenses	
Bank Service Chg/Interest	17,217.79
Interest Expense	18,923.30
QuickBooks Payments Fees	2,422.82
Total Bank Service Chg/Interest	**38,563.91**
Business Rent	58,758.13
Insurance	4,991.35
Equipment	839.25
Health Insurance - Employee	5,428.44
Liability Insurance	913.84
Workman's Comp	921.62
Total Insurance	**13,094.50**
Insurance Expense	1,212.31
non deductible	111.20
Personal Expenses Paid by Business on behalf of Mr. Brown	5,591.82
Personal Expenses Paid by Business on behalf of Ms. de Poyen	6,761.53
Total non deductible	**12,464.55**
Payroll	1,495.06
Gross Wages	46,094.03
Tax Expense	3,855.00
Total Payroll	**51,444.09**

Tallgrass Pictures/Studio710

Profit and Loss

January - December 2019

	TOTAL
Post Production	59.00
retouching	1,092.00
Software Subscriptions	1,618.90
Training	120.00
Total Software Subscriptions	**1,738.90**
video editor	975.00
Total Post Production	**3,864.90**
Production Expenses	1,386.18
crew meals and lodging	56.52
Equipment Rental	2,469.53
expendables	113.99
G+E rental	1,345.00
helicopter rental/op	217.00
parking	126.55
prop expense	4,209.64
prop purchases	5,761.39
Vendors	
Hair/Makeup	450.00
Photo Assistant	907.50
Photographer	500.00
sound	2,058.49
studio cleaning	1,955.00
talent	2,500.00
Total Vendors	**8,370.99**
Total Production Expenses	**24,056.79**
Repairs and Maintenance	14,768.16
Building Repairs/Upgrades	3,824.65
Computer Repairs	1,783.09
photo/video equip	2,575.96
Total Repairs and Maintenance	**22,951.86**
Studio Expenses	2,069.30
Internet Services/Cloud Apps	7,255.52
legal fees	6,190.28
Office Supplies/Server	3,277.91
Postage and Delivery	1,232.31
Tax Preparation	2,485.00
Telephone - Business	1,906.20
Total Studio Expenses	**24,416.52**
Supplies	7,774.89

Tallgrass Pictures/Studio710

Profit and Loss

January - December 2019

	TOTAL
Taxes	533.17
biz license	20.00
Biz Property	2,367.87
EDD	161.82
State	350.00
Total Taxes	**3,432.86**
Travel	1,226.95
Unapplied Cash Bill Payment Expense	0.00
Total Expenses	**$263,262.26**
NET OPERATING INCOME	**$30,860.53**
NET INCOME	**$30,860.53**

Tallgrass Pictures/Studio710

Balance Sheet
As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Petty Cash	4,152.12
UBOC -	35,523.02
UBOC	0.00
Under My Roof LLC	0.00
Total Bank Accounts	**$39,675.14**
Accounts Receivable	
Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Beginning A/R	0.00
Payroll Refunds	0.00
Uncategorized Asset	-0.57
Undeposited Funds	0.00
Total Other Current Assets	**$ -0.57**
Total Current Assets	**$39,674.57**
Fixed Assets	
Fixed Assets	
Accumulated Depreciation	-688,770.00
Bakery Equipment	
Studio710	36,460.49
Total Bakery Equipment	**36,460.49**
Computer Equipment	242,953.52
Mobile Computer Equipment	12,016.62
Photo/Video Equipment	455,018.68
Studio/Grip Equipment	83,277.37
Total Fixed Assets	**140,956.68**
Total Fixed Assets	**$140,956.68**
TOTAL ASSETS	**$180,631.25**

Tallgrass Pictures/Studio710

Balance Sheet

As of December 31, 2019

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Amex	0.00
Chase Southwest	-542.00
Costco Visa	988.00
Discover	141.38
UBOC	0.00
UBOC	14.98
UBOC	57.91
Total Credit Cards	**$660.27**
Other Current Liabilities	
401 Profit Sharing Liability	0.00
401k Employee Deferral	0.00
401k Employee Loan Repayment	378.47
PayPal Loan	0.00
Payroll Tax Liabilities	2,117.02
Sales Tax Agency Payable	0.00
Sales Tax Payable	0.00
State of California Payable	259.63
Wage Garnishment Payable	0.00
Total Other Current Liabilities	**$2,755.12**
Total Current Liabilities	**$3,415.39**
Long-Term Liabilities	
Canon CN-E Lens Lease	0.00
Quickbooks Capital	0.00
UBOC - Line of Credit	0.00
UBOC	0.00
Total Long-Term Liabilities	**$0.00**
Total Liabilities	**$3,415.39**
Equity	
Capital Contribution	279,737.72
JLB Personal	18,389.13
Loan to Tallgrass	39,000.00
Total Capital Contribution	**337,126.85**
Opening Bal Equity	0.00
Retained Earnings	-190,771.52

Tallgrass Pictures/Studio710

Balance Sheet

As of December 31, 2019

	TOTAL
Shareholder Distributions	0.00
Mr Brown Withdrawal	0.00
Ms de Poyen's Withdrawals	0.00
Total Shareholder Distributions	**0.00**
Net Income	30,860.53
Total Equity	**$177,215.86**
TOTAL LIABILITIES AND EQUITY	**$180,631.25**

Tallgrass Pictures/Studio710

Statement of Cash Flows
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-13,265.46
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-21,555.00
Uncategorized Asset	0.57
Accounts Payable	65,680.99
Chase Southwest	-3,843.37
Costco Visa	-71,391.17
Discover	-2,680.65
UBOC	31.94
UBOC	-40,081.77
UBOC	2.70
401k Employee Loan Repayment	-370.99
PayPal Loan	-42,000.00
Payroll Tax Liabilities	1,871.53
Sales Tax Agency Payable	0.00
State of California Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-114,335.22**
Net cash provided by operating activities	**$ -127,600.68**
INVESTING ACTIVITIES	
Fixed Assets:Bakery Equipment:Studio710	-21,621.75
Fixed Assets:Studio/Grip Equipment	-85.49
Net cash provided by investing activities	**$ -21,707.24**
FINANCING ACTIVITIES	
Canon CN-E Lens Lease	-8,970.66
Quickbooks Capital	0.00
UBOC - Line of Credit	-97,798.46
UBOC	0.00
Capital Contribution	279,737.72
Capital Contribution	-40,400.00
Opening Bal Equity	0.00
Shareholder Distributions:Ms de Poyen's Withdrawals	0.00
Net cash provided by financing activities	**$132,568.60**
NET CASH INCREASE FOR PERIOD	**$ -16,739.32**
Cash at beginning of period	56,414.46
CASH AT END OF PERIOD	**$39,675.14**

Tallgrass Pictures/Studio710

Profit and Loss
January - December 2020

	TOTAL
Income	
Film + Photo Production	12,069.88
Crew	3,130.40
Editorial & Finishing	1,375.00
Reimbursed Expenses	2,151.01
Total Film + Photo Production	**18,726.29**
Izola Bakery	27,697.30
Studio Rental/Catering Income	53,111.37
Equipment Rentals	2,460.00
QuickBooks Payments Sales	737.00
Services	14,112.17
Studio Rental	17,930.89
Total Studio Rental/Catering Income	**88,351.43**
Unapplied Cash Payment Income	0.00
Uncategorized Income	1,000.00
Total Income	**$135,775.02**
GROSS PROFIT	**$135,775.02**
Expenses	
Automobile Expense	
Studio Van	1,252.12
Total Automobile Expense	**1,252.12**
Bank Service Chg/Interest	2,444.91
Interest Expense	294.69
QuickBooks Payments Fees	1,679.46
Total Bank Service Chg/Interest	**4,419.06**
Business Rent	66,067.62
Charitable donations	170.00
Development/PrePro Exp	1,000.00
Fraudulent Charges	0.00
fuel	50.00
Insurance	6,919.06
Health Insurance - Employee	8,086.83
Liability Insurance	101.10
Total Insurance	**15,106.99**
Insurance Expense	726.13
General Liability Insurance	101.10
Total Insurance Expense	**827.23**

Tallgrass Pictures/Studio710

Profit and Loss
January - December 2020

	TOTAL
IZOLA	827.13
FOOD	7,879.03
Izola Bakery Labor	8,288.60
Marketing	2,369.61
Research	378.19
Total IZOLA	**19,742.56**
Marketing Expense	613.38
Advertising/Promotional	500.00
IZOLA	3,976.40
Total Marketing Expense	**5,089.78**
non deductible	
non deductible - should be deducted	12.94
Personal Expenses Paid by Business on behalf of Mr. Brown	362.31
Total non deductible	**375.25**
Payroll	
Gross Wages	4,593.00
Tax Expense	1,170.79
Total Payroll	**5,763.79**
Payroll Expenses	
Taxes	4,406.71
Total Payroll Expenses	**4,406.71**
Post Production	
Music	0.99
Software Subscriptions	2,044.71
Training	229.99
Total Software Subscriptions	**2,274.70**
Total Post Production	**2,275.69**
Production Expenses	
crew meals and lodging	655.66
G+E rental	4,155.00
gas purchased for crew members	470.78
Materials	516.60
parking	977.75
prop purchases	468.53
props	194.40

Tallgrass Pictures/Studio710

Profit and Loss

January - December 2020

	TOTAL
Vendors	
Location Scouting + Management	
Bright Studio	163.64
Total Location Scouting + Management	**163.64**
Production Coordinator	3,928.00
Prop Master	1,750.00
sound	1,050.00
studio manager	12,552.15
talent	2,077.32
Wardrobe Stylist	1,578.61
Total Vendors	**23,099.72**
wardrobe purchases	972.54
Total Production Expenses	**31,510.98**
Repairs and Maintenance	4,321.52
Building Repairs/Upgrades	2,065.96
photo/video equip	766.36
Vehicle	691.50
Total Repairs and Maintenance	**7,845.34**
Studio Expenses	722.76
Internet Services/Cloud Apps	7,166.58
legal fees	765.38
Office Supplies/Server	1,095.88
Postage and Delivery	1,122.57
Tax Preparation	950.00
Telephone - Business	3,695.99
Total Studio Expenses	**15,519.16**
Supplies	23,870.65
Taxes	367.00
biz license	1,287.34
city	822.00
State	1,796.55
Total Taxes	**4,272.89**
Travel	1,374.25
Uncategorized Expense	1,000.00
Total Expenses	**$211,940.07**
NET OPERATING INCOME	**$ -76,165.05**
NET INCOME	**$ -76,165.05**

Tallgrass Pictures/Studio710

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Petty Cash	4,152.12
UBOC	50,702.31
UBOC	0.00
Under My Roof LLC	0.00
Total Bank Accounts	**$54,854.43**
Accounts Receivable	
Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Beginning A/R	0.00
Payroll Refunds	0.00
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$54,854.43**
Fixed Assets	
Fixed Assets	
Accumulated Depreciation	-688,770.00
Bakery Equipment	17,778.02
Studio710	56,232.62
Total Bakery Equipment	**74,010.64**
Computer Equipment	246,842.64
Mobile Computer Equipment	12,385.06
Photo/Video Equipment	456,300.64
Studio/Grip Equipment	83,277.37
Total Fixed Assets	**184,046.35**
Total Fixed Assets	**$184,046.35**
TOTAL ASSETS	**$238,900.78**

Tallgrass Pictures/Studio710

Balance Sheet

As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Amex	0.00
Amex Amazon	3,335.71
Chase Southwest	1,410.38
Costco Visa	586.92
Discover	0.00
UBOC -	0.00
UBOC	-5,047.89
UBOC	4,273.58
Total Credit Cards	**$4,558.70**
Other Current Liabilities	
401 Profit Sharing Liability	0.00
401k Employee Deferral	0.00
401k Employee Loan Repayment	-505.70
PayPal Loan	0.00
Payroll Tax Liabilities	832.34
Sales Tax Agency Payable	0.00
Sales Tax Payable	0.00
State of California Payable	259.63
Wage Garnishment Payable	0.00
Total Other Current Liabilities	**$586.27**
Total Current Liabilities	**$5,144.97**
Long-Term Liabilities	
Canon CN-E Lens Lease	0.00
PPP Loan (forgiveable)	10,405.00
Quickbooks Capital	0.00
SBA EIDL Disaster Loan	122,300.00
UBOC - Line of Credit	0.00
UBOC	0.00
Total Long-Term Liabilities	**$132,705.00**
Total Liabilities	**$137,849.97**
Equity	
Capital Contribution	279,737.72
JLB Personal	18,389.13
Loan to Tallgrass from	39,000.00
Total Capital Contribution	**337,126.85**
Opening Bal Equity	0.00
Retained Earnings	-159,910.99

Tallgrass Pictures/Studio710

Balance Sheet
As of December 31, 2020

	TOTAL
Shareholder Distributions	0.00
Mr Brown Withdrawal	0.00
Ms de Poyen's Withdrawals	0.00
Total Shareholder Distributions	**0.00**
Net Income	-76,165.05
Total Equity	**$101,050.81**
TOTAL LIABILITIES AND EQUITY	**$238,900.78**

Tallgrass Pictures/Studio710

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-90,683.98
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-1,870.00
Uncategorized Asset	-0.57
Accounts Payable	16,388.93
Amex Amazon	3,335.71
Chase Southwest	1,952.38
Costco Visa	-401.08
Discover	-141.38
UBOC	-5,062.87
UBOC	4,215.67
401k Employee Loan Repayment	-884.17
Payroll Tax Liabilities	-1,284.68
Sales Tax Agency Payable	0.00
State of California Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**16,247.94**
Net cash provided by operating activities	**$ -74,436.04**
INVESTING ACTIVITIES	
Fixed Assets:Bakery Equipment	-17,778.02
Fixed Assets:Bakery Equipment:Studio710	-19,772.13
Fixed Assets:Computer Equipment	-3,889.12
Fixed Assets:Mobile Computer Equipment	-368.44
Fixed Assets:Photo/Video Equipment	-1,281.96
Net cash provided by investing activities	**$ -43,089.67**
FINANCING ACTIVITIES	
PPP Loan (forgiveable)	10,405.00
SBA EIDL Disaster Loan	122,300.00
Net cash provided by financing activities	**$132,705.00**
NET CASH INCREASE FOR PERIOD	**$15,179.29**
Cash at beginning of period	39,675.14
CASH AT END OF PERIOD	**$54,854.43**

IZOLA Bakery

Profit and Loss

January - December 2021

	TOTAL
Income	
Film + Photo Production	**420.00**
Food & Beverage	305,212.00
Studio Rental/Catering Income	**45,551.16**
Tips	30.00
Unapplied Cash Payment Income	0.00
Total Income	**$351,213.16**
GROSS PROFIT	**$351,213.16**
Expenses	
Automobile Expense	**2,478.89**
Bank Service Chg/Interest	**5,940.45**
Business Rent	66,009.56
Charitable donations	310.00
Delivery Expense (deleted)	395.77
Depreciation expense	7,941.00
Insurance	**19,898.33**
IZOLA	82,614.22
Marketing Expense	**6,947.66**
non deductible	**4.29**
Office/General Administrative Expenses	**284.98**
Payroll Expenses	194,675.45
Post Production	**786.09**
Production Expenses	**9,347.53**
Repairs and Maintenance	**11,073.79**
Studio Expenses	**0.00**
Supplies	15.38
Taxes	**9,265.99**
Travel	310.42
Total Expenses	**$418,299.80**
NET OPERATING INCOME	**$ -67,086.64**
Other Income	**$45,547.09**
Other Expenses	**$71.82**
NET OTHER INCOME	**$45,475.27**
NET INCOME	**$ -21,611.37**

IZOLA Bakery

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
UBOC -	100,204.11
Total Bank Accounts	**$100,204.11**
Accounts Receivable	
Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Inventory Asset	126,901.34
Payroll Refunds	0.00
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$126,901.34**
Total Current Assets	**$227,105.45**
Fixed Assets	
Equipment	776,613.31
Accumulated Depreciation	-717,582.00
Total Equipment	**59,031.31**
Total Fixed Assets	**$59,031.31**
TOTAL ASSETS	**$286,136.76**

IZOLA Bakery

Balance Sheet

As of December 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Amex Amazon	5,249.93
Costco Visa -	179.40
Discover	0.00
UBOC	35,937.15
Webstaurant CC	5,507.52
Total Credit Cards	**$46,874.00**
Other Current Liabilities	
401k Employee Loan Repayment (deleted)	-2,050.10
Direct Deposit Payable	0.00
Payroll Liabilities	
CA PIT / SDI	522.13
CA SUI / ETT	2,686.97
Federal Taxes	3,377.22
Federal Unemployment	558.75
VA Income Tax (deleted)	77.28
Total Payroll Liabilities	**7,222.35**
Sales Tax Agency Payable	0.00
Sales Tax Payable	0.00
State of California Payable	0.00
Total Other Current Liabilities	**$5,172.25**
Total Current Liabilities	**$52,046.25**
Long-Term Liabilities	
PPP Loan (forgiveable)	0.00
SBA EIDL Disaster Loan	317,200.00
Total Long-Term Liabilities	**$317,200.00**
Total Liabilities	**$369,246.25**
Equity	
Capital Contribution	288,137.72
JLB Personal	18,389.13
Loan to Tallgrass from	39,000.00
Total Capital Contribution	**345,526.85**
Fraud under investigation	-647.87
Opening Bal Equity	0.00
Reconciliation Adjustments	-170,201.06

IZOLA Bakery

Balance Sheet

As of December 31, 2021

	TOTAL
Retained Earnings	-236,176.04
Shareholder Distributions	0.00
Mr Brown Withdrawal	0.00
Ms de Poyen's Withdrawals	0.00
Total Shareholder Distributions	**0.00**
Net Income	-21,611.37
Total Equity	**$ -83,109.49**
TOTAL LIABILITIES AND EQUITY	**$286,136.76**

I, Jeffrey Brown, certify that:

1. The financial statements of Tallgrass Pictures LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Tallgrass Pictures LLC included in this Form reflects accurately the information reported on the tax return for Tallgrass Pictures LLC for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature *Jeffrey Brown*

Name: Jeffrey Brown

Title: Managing Director